Report to Shareholders
For the Period Ended September 30, 2005

Q3

Exhibit 13.1

Management’s Discussion and Analysis

This Third Quarter Report to Shareholders and Interim MD&A contains certain forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ materially from these forward-looking statements due to numerous factors, risks and uncertainties, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with Canadian securities regulators (at www.sedar.com) and the U.S. Securities and Exchange Commission (at www.sec.gov), including those in IPSCO’s Annual Report for 2004, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form and its Form 40-F.

This document has been reviewed by the Audit Committee of IPSCO’s Board of Directors and contains information that is current as of October 25, 2005. Events occurring after that date could render the information contained herein inaccurate or misleading in a material respect. IPSCO may, but is not obligated to, provide updates to its forward-looking statements, including in subsequent news releases and its interim management’s discussion and analyses filed with regulatory authorities.

Results of Operations

Net income for the third quarter of 2005 was $134 million or $2.77 per diluted share, a decline of 8% or $10 million less than the third quarter 2004 net income of $144 million, or $2.76 diluted share. Quarterly net income was 6% higher than the second quarter income of $126 million and $0.21 per share higher than the second quarter 2005 earnings of $2.56. During the third quarter of 2005 the Canadian dollar strengthened 5% against the U.S. dollar. The resulting foreign exchange gain on translation of the cumulative inter-company obligations incurred to fund stock buyback and debt redemption efforts contributed $18.1 million or $0.24 per diluted share to the quarter’s results. Partially offsetting this gain was a higher tax rate resulting in $4.6 million additional tax expense, or $0.10 per share.

Third quarter performance versus the comparable period last year was impacted by higher average product costs, a higher effective tax rate, unabsorbed fixed overhead and direct expenses incurred for the planned 17-day maintenance outage in Montpelier and unplanned outages in Mobile related to Hurricanes Katrina and Dennis, as well as the loss of commercial volumes related to the outages. These factors were partially offset by higher energy tubular volumes and higher average tubular pricing.

Direct expense and fixed overhead associated with the Montpelier maintenance outage was $7.7 million or $0.10 per diluted share. Expenses related to Hurricanes Dennis, Katrina and Rita were $2.7 million, or $0.04 per diluted share, and include higher natural gas costs, unabsorbed overhead, repair expense and freight increases related to the infrastructure disruption in the Gulf region.

Exhibit 13.1

Third quarter 2005 plate shipments were reduced by the outages as well as market expectation for lower price levels early in the quarter. This expectation resulted in continuing service center plate inventory reductions and order patterns exhibiting very short lead times. Strong end user demand combined with surcharge increases announced in August motivated buyers to a higher order rate for the last half of the quarter. Shipments were dictated by the production available.

Compared to the prior quarter, 2005 third quarter net income was impacted by the reductions in steel mill product shipments, increased operating expense related to the outages, declines in steel mill product pricing and an increased tax rate. These factors were offset by a 43% increase in tubular sales volumes, a more favorable product mix within these tubular sales volumes, and the foreign exchange gain referenced above.

Third quarter earnings per share comparisons to the corresponding quarter of the prior year and the second quarter of 2005 have been enhanced through reduced dilution. The favorable impact of the reduced dilution resulting from redemption of the preferred shares and subordinated notes in 2004 and the share repurchase program in 2005 is $0.23 per share compared to the third quarter of 2004 and $0.07 compared to the prior quarter.

Third quarter revenue of $705 million was $63 million or 10% higher than the $642 million reported in the third quarter of 2004. Average product pricing of $832 per ton, including raw material surcharges, was up $72 per ton, while tons shipped were basically unchanged relative to last year’s third quarter. Third quarter 2005 sales were up $38 million or 6% from the prior quarter as tons shipped increased 6% on the strength of record energy tubular shipments. Average pricing held stable compared to the prior quarter as the mix of historically high levels of energy tubular products offset price declines in steel mill products.

Steel mill product revenue of $366 million in the third quarter of 2005 declined 11% from the same quarter in 2004. Volume declines of 59,000 tons resulted from the outages at the Montpelier and Mobile Steelworks and lower levels of service center shipments in July. Average pricing of $694 per ton declined 1% or $7 per ton inclusive of surcharges. Compared to the prior quarter, steel mill product revenue declined 16% on a 9% tonnage decline and average price declines of 7% or $55 per ton.

Tubular product revenue of $339 million increased 47% from the same quarter last year and 46% from the previous quarter. Tubular sales volume increased 24% from third quarter of 2004 based on a 46% increase in energy tubular shipments and relatively unchanged shipment levels of large diameter and non-energy tubulars.

Tubular average pricing of $1,059 per ton in the third quarter of 2005 was $163 per ton higher than the prior year, and $20 per ton higher than the prior quarter.

Exhibit 13.1

Compared to the previous quarter, tubular sales volumes increased 97,000 tons or 43% primarily due to increases in energy tubular shipments as the number of active rigs increased seasonally and due to high energy prices. Energy tubular sales for the third quarter 2005 were 216,000 tons, the highest quarterly level of energy tubular shipments in IPSCO’s history. In addition, large diameter shipments of 45,000 tons were 33,000 tons higher than the second quarter.

The average cost per ton of scrap consumed in the steel mills in the third quarter 2005 was 17% lower than the prior year third quarter and 12% lower than the second quarter of 2005. Aggregate conversion costs for the three steelworks were 14% higher than the prior year and 2% higher than the prior quarter due to increases in alloys, utility costs, and consumables and lower volume. Average cost per ton sold increased to $570 per ton, $69 per ton higher than the same quarter last year and $23 per ton more than the prior quarter reflecting a richer tubular mix and the expense and volume impact of the outages.

Plate and coil production in the third quarter of 2005 was 759,000 tons, 67,000 tons lower than the third quarter of 2004 and down 98,000 tons from the prior quarter. Both comparative results were driven by the outages at the U.S. steelmills referenced above.

Gross income of $222 million for the third quarter 2005 was $3 million higher than the same period last year and down $5 million from the second quarter of 2005. Third quarter gross margin of 31% decreased from 34% in both the third quarter of 2004 and the second quarter of 2005. The decrease from third quarter 2004 results from some margin compression on steel mill products based on comparatively lower revenue and higher production costs and outage expenses. The decrease from the second quarter of 2005 is due to lower steel mill products selling prices, outage expenses and higher input costs.

Third quarter 2005 selling, research and administration expenses totaled $23 million, up $8 million over the third quarter of 2004 and up $7 million from last quarter. Selling, research and administration was 3.3% of sales, compared to 2.3% in the third quarter of 2004 and 2.4% in the prior quarter. The increase in share price over last year and prior quarter resulted in $4.5 and $5.6 million respectively of expense related to stock based compensation. In comparison to both the second quarter of 2005 and the third quarter of 2004, expenses related to compliance with the Sarbanes-Oxley Act and large diameter pipe research were up. As well, the strengthened Canadian dollar added to the total expenses reported.

Interest expense on long-term debt was $6.6 million, compared to $7.5 million in the second quarter of 2005 and $10.8 million in the third quarter of 2004. Reduction of debt levels has reduced interest expense compared to prior periods.

Exhibit 13.1

IPSCO’s share repurchase program and debt redemptions in the second quarter increased the Company’s foreign exchange exposure. The funds utilized for the repurchase of stock and debt in Canada, were sourced from the Company’s U.S. subsidiaries through inter-company advances. During the quarter, the Canadian dollar strengthened against the U.S. dollar resulting in a foreign exchange gain of $18.1 million. The foreign exchange gain for the third quarter of 2004 was $6.0 million and for the second quarter of 2005 was $0.8 million.

The effective tax rate of 38% was up from the 28% rate recorded in the third quarter of 2004 and the 36% recorded in the previous quarter. In the third quarter of 2004, based on strong operating results in the United States, the Company was able to reduce valuation reserves related to deferred tax benefits which reduced the effective tax rate for that quarter. The increase in the effective tax rate from 36% to 38% in the third quarter 2005 reflects provision for possible distribution of U.S. earnings to the Canadian parent company. The annual effective tax rate is expected to be approximately 37% for 2005.

Year-to-date sales totaled $2.1 billion, an increase of 27% over the first nine months of 2004. Gross margin of 34% in the first nine months of 2005 improved from 26% during the same time period of 2004. Steel mill product sales of $1.3 billion increased $257 million from a year earlier. Steel mill average pricing increased $176 per ton, while tons shipped declined 83,000 or 5%. Tubular product sales increased $188 million from the first nine months of 2004. Tubular average selling prices increased $313 per ton while shipments declined 75,000 tons or 9%.

Year-to-date selling, research and administration expenses totaled $58 million representing 2.7% of sales this year, as compared to $46 million and 2.7% in 2004. The majority of the $12 million year-over-year increase results from increased stock based incentive compensation expense, primarily due to increased share price.

Year-to-date interest expense was $23 million, down $10 million from the comparable period last year as a result of the debt redemptions previously referenced.

Net income was $414 million, $8.41 per diluted share, for the first nine months of 2005. This compares to net income of $242 million or $4.49 per diluted share, in 2004. Common shares and equivalents used in the calculation of diluted earnings per share were 49.3 million and 55.4 million for the nine months ended September 30, 2005 and 2004, respectively.

Exhibit 13.1

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recent quarters.

(Thousands of US dollars, except per ton and per share amounts)
Quarter ended	Sales	Net income	Earnings per share - basic	Earnings per share - diluted	Operating income per ton	Annualized return on common shareholders’ equity
September 30, 2005	$705,165	$133,585	$2.80	$2.77	$235	33%
June 30, 2005	666,712	126,402	2.59	2.56	263	33%
March 31, 2005	745,997	154,328	3.10	3.05	288	42%
December 31, 2004	779,629	188,700	3.85	3.71	299	59%
September 30, 2004	641,863	144,477	2.99	2.76	241	53%
June 30, 2004	548,275	66,386	1.38	1.22	134	27%
March 31, 2004	482,908	31,329	0.65	0.57	69	13%
December 31, 2003	381,513	9,727	0.20	0.20	18	3%

The following table summarizes tons shipped for the three and nine months ended September 30, 2005 and September 30, 2004, and for the three months ended June 30, 2005.

(Thousands of tons shipped)
	For the Three Months Ended			For the Nine Months Ended
	September 30 2005	September 30 2004	June 30 2005	September 30 2005	September 30 2004
Discrete Plate and Coil	393.1	453.0	461.6	1,347.7	1,359.8
Cut-to-length	134.6	133.7	118.3	378.0	448.7
Total Steel Mill Products	527.7	586.7	579.9	1,725.7	1,808.5
Energy Tubulars	216.3	148.5	155.6	555.9	479.6
Large Diameter Tubulars	45.4	46.9	12.7	61.3	156.9
Non-Energy Tubulars	58.4	62.0	55.3	164.2	220.4
Total Tubular Products	320.1	257.4	223.6	781.4	856.9
Total Shipments	847.8	844.1	803.5	2,507.1	2,665.4

Financial Position and Liquidity

Cash at September 30, 2005 was $613 million, $189 million higher than June 30, 2005. Cash generated from operations, before changes in working capital, totaled $153 million, $24 million less than cash generated from operations in the third quarter of 2004, and $6 million less than the second quarter of 2005.

Exhibit 13.1

Significant uses of cash during the third quarter included $12 million for the Share Repurchase Program and $3 million for the retirement of debt. In addition, the Company used $6 million for dividends (CDN $0.14 per share) and generated $4 million in cash from the exercise of options.

Investments in capital assets were $21 million in the quarter, up $12 million over the third quarter 2004 level and the prior quarter. Year-to-date, capital expenditures totaled $43 million and are anticipated to be $80 million for the year. Over $30 million of approved capital expenditures are expected to carry forward into 2006. During the third quarter 2005, the Company generated $1.5 million from the sale of assets resulting in a gain of $1.9 million and collected $2.0 million of mortgages receivable.

During the quarter ended September 30, 2005, the Company repurchased 258,500 shares at an average cost of U.S. $44.73 (CDN $54.69), for a total of U.S. $12 million. Year-to-date through September 30, the Company had repurchased 2,751,900 shares for a total of U.S. $133 million.

Consolidated debt, including short-term, long-term and off-balance sheet debt, of $427 million, was 20% of total capitalization at September 30, 2005, down from 21% at June 30, 2005, and down from 28% at December 31, 2004. As of September 30, 2005, IPSCO has $186 million of net cash, made up of $613 million of cash and cash equivalents less consolidated debt of $427 million.

On October 4, 2005 the Company gave notice to the holders of its CDN $98 million 7.8% debentures, due December 1, 2006, that it will redeem the debentures on November 4, 2005 for a total of CDN $106 million, including accrued interest of CDN $3.3 million and redemption premium CDN $4.4 million.

Funds provided from operations, existing credit facilities and cash on hand are expected to be adequate to meet capital expenditures and working capital requirements for existing operations.

The following table reconciles cash derived from (applied to) operating activities to EBITDA on a Canadian and U.S. basis.

	For the Three Months Ended			For the Nine Months Ended
	September 30 2005	September 30 2004	June 30 2005	September 30 2005	September 30 2004
Cash derived from (applied to) operating activities	$220,155	$123,808	$179,659	$546,669	$243,375
Changes in working capital	(67,291)	53,187	(20,424)	(19,730)	123,486
Current income tax expense	64,667	42,422	66,521	178,625	59,924
Interest expense, net	2,137	10,123	4,256	12,149	31,258
Other	17,838	(534)	(8,591)	7,327	(527)
EBITDA (Canadian basis)	237,506	229,006	221,421	725,040	448,516
US GAAP adjustments relating to:
Sale and leaseback	3,471	3,471	3,471	10,413	10,413
Natural gas hedge	-	(259)	-	-	(474)
EBITDA (US basis)	$240,977	$232,218	$224,892	$735,453	$458,455

Exhibit 13.1

EBITDA is defined as earnings before interest expense, income taxes and amortization. EBITDA does not represent, and should not be considered as an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow activities will be sufficient for items such as working capital or debt service or to react to industry changes or changes in the economy in general. We believe that EBITDA and ratios based on EBITDA are measures commonly used to evaluate a company’s performance and its performance relative to its financial obligations. Because our method of calculating EBITDA may differ from other companies’ methods, the EBITDA measures presented by us may not be comparable to similarly titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; the GAAP financial statement amounts; actual cash flows and results of operations; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of our EBITDA data to similarly titled measures reported by other companies.

Outlook

The Company believes that end user demand for its steel mill products will remain strong throughout the year and into 2006. Steel mill product orders increased rapidly in September and October due to continued strength in orders from end users, including several large project orders, and also as service centers returned to buying at higher levels. Our order books are fully committed for the remainder of the year. All steelworks have successfully completed required annual maintenance programs and are poised to satisfy the increased demand.

IPSCO’s North American energy tubular goods shipments are expected to meet or exceed the record levels reached in the third quarter. In addition, large diameter pipe production has increased and will continue through this year and well into 2006 producing for the larger numbers of orders on hand. Fourth quarter large diameter shipments and recognized revenues are anticipated to exceed levels achieved in the third quarter.

Higher costs due to increases in energy, transportation, alloys, and other input costs will result in margin compression in the fourth quarter compared to third quarter results.

Foreign exchange fluctuations and their impact on inter-company obligations resulting from funding the debt retirement and the share repurchase program may or may not impact fourth quarter net income and earnings per share.

Excluding the impact of any foreign exchange gains or losses, we forecast fourth quarter diluted earnings per share to be in the range of $2.70 to $2.90.

David Sutherland
President and Chief Executive Officer

October 25, 2005

Exhibit 13.1

Corporate Information

For information concerning share ownership or dividends, please contact our registrar and transfer agent:

In Canada
Computershare Trust Company of Canada
1-800-564-6253

In the United States
Computershare Trust Company Inc.
1-800-564-6253

For further information, please contact:

Kelly Brossart
Corporate Communications Officer
P.O. Box 1670, Armour Road
Regina, Saskatchewan S4P 3C7
1-800-667-1616
kbrossart@ipsco.com

or visit our website - www.ipsco.com

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)					Exhibit 13.1	Page 10

(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Nine Months Ended
		Sept 30	Sept 30	June 30	Sept 30	Sept 30
		2005	2004	2005	2005	2004
			(restated)			(restated)
Plate and Coil Tons Produced (thousands)		759.3	826.7	857.7	2,434.5	2,431.7
Finished Tons Shipped (thousands)		847.8	844.1	803.5	2,507.1	2,665.4

Sales		$705,165	$641,863	$666,712	$2,117,874	$1,673,046
Cost of sales
Manufacturing and raw material		463,837	403,874	419,660	1,345,438	1,182,515
Amortization of capital assets		19,431	19,224	19,662	58,344	57,933
		483,268	423,098	439,322	1,403,782	1,240,448
Gross income		221,897	218,765	227,390	714,092	432,598
Selling, research and administration		23,075	14,942	16,141	57,553	45,898
Operating income		198,822	203,823	211,249	656,539	386,700
Other expenses (income):
Interest on long-term debt		6,593	10,816	7,496	22,623	33,055
Gain on sale of assets held for sale		(1,863)	-	-	(1,863)	-
Dividends on preferred shares		-	-	-	-	2,306
Net interest income		(4,456)	(693)	(3,240)	(10,474)	(1,797)
Loss on early extinguishment of debt		690	-	10,249	10,939	-
Foreign exchange gain		(18,080)	(5,959)	(759)	(19,233)	(6,189)
Income Before Income Taxes		215,938	199,659	197,503	654,547	359,325
Income Tax Expense		82,353	55,182	71,101	240,232	117,133
Net Income		133,585	144,477	126,402	414,315	242,192
Earnings Per Common Share	- Basic	$2.80	$2.99	$2.59	$8.49	$5.04
	- Diluted	$2.77	$2.76	$2.56	$8.41	$4.49
Denominator for Basic Earnings per Common Share (thousands)		47,764	48,364	48,821	48,786	48,065
Denominator for Diluted Earnings per Common Share (thousands)		48,162	52,801	49,390	49,256	55,413

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

(thousands of United States Dollars)
		For the Three Months Ended			For the Nine Months Ended
		Sept 30	Sept 30	June 30	Sept 30	Sept 30
		2005	2004	2005	2005	2004
Retained Earnings at Beginning of Period, as previously reported		$1,096,738	$596,309	$923,530	$923,530	$502,174
Cumulative effect of change in accounting policy		-	-	-	-	-
			(restated)			(restated)
Retained Earnings at Beginning of Period		$1,096,738	$596,309	$1,059,530	$923,530	$502,174
Net Income		133,585	144,477	126,402	414,315	242,192
Common Share Repurchase		(9,018)	-	(83,698)	(106,086)	-
Dividends on Common Shares		(5,706)	(1,894)	(5,496)	(16,160)	(5,474)
Issue Costs net of income tax		-	-	-	-	-
Retained Earnings at End of Period		$1,215,599	$738,892	$1,096,738	$1,215,599	$738,892

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)				Exhibit 13.1	Page 11

(thousands of United States Dollars)
	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
		(restated)			(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$133,585	$144,477	$126,402	$414,315	$242,192
Gain on sale of assets held for sale	(1,863)	-	-	(1,863)	-
Unrealized foreign exchange gain	(18,714)	-	(1,939)	(20,653)	-
Loss on early extinguishment of debt	690	-	10,249	10,939	-
Stock-based compensation	2,300	366	523	3,281	661
Amortization of capital assets	19,431	19,224	19,662	58,344	57,933
Amortization of deferred charges	409	312	505	1,284	953
Change in deferred pension asset	(660)	(144)	(747)	(315)	(1,087)
Future income taxes	17,686	12,760	4,580	61,607	57,209
	152,864	176,995	159,235	526,939	357,861
Changes in working capital
Accounts receivable, less allowances	(27,299)	(19,331)	59,798	58,180	(99,357)
Inventories	29,661	(72,399)	(60,936)	(24,827)	(89,790)
Other	249	78	1,562	4,391	116
Accounts payable and accrued charges	31,159	15,929	(28,329)	(39,169)	32,491
Income taxes recoverable/payable	33,521	22,536	48,329	21,155	33,054
	67,291	(53,187)	20,424	19,730	(123,486)
	220,155	123,808	179,659	546,669	234,375
Financing Activities
Common share dividends	(5,706)	(1,894)	(5,496)	(16,160)	(5,474)
Common shares issued pursuant to share option plan	4,387	7,821	5,494	20,810	11,843
Common share repurchase	(11,564)	-	(104,896)	(132,721)	-
Retirement of preferred shares	-	-	-	-	(108,996)
Repayment of long-term debt	(3,226)	-	(123,248)	(126,474)	(34,286)
	(16,109)	5,927	(228,146)	(254,545)	(136,913)
Investing Activities
Expenditures for capital assets	(21,098)	(8,716)	(8,859)	(43,363)	(21,892)
Proceeds from sale of capital assets	1,546	-	-	1,546	-
Proceeds from (issuance of) mortgage receivable, net	1,955	(278)	370	3,782	(4,412)
	(17,597)	(8,994)	(8,489)	(38,035)	(26,304)
Effect of exchange rate changes on cash and cash equivalents	2,742	(3,639)	(935)	4,248	(2,742)
Increase (decrease) in Cash and Cash Equivalents	189,191	117,102	(57,911)	258,337	68,416
Cash and Cash Equivalents at Beginning of Period	424,223	82,881	482,134	355,077	131,567
Cash and Cash Equivalents at End of Period	$613,414	$199,983	$424,223	$613,414	$199,983

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)			Exhibit 13.1

(thousands of United States Dollars)
	Sept 30	Sept 30	December 31
	2005	2004	2004
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$613,414	$199,983	$355,077
Accounts receivable, less allowances	286,568	279,792	338,590
Recoverable income taxes	-	-	-
Inventories	468,950	380,033	434,526
Future income taxes	35,621	42,752	45,210
Other	3,864	2,812	8,212
	1,408,417	905,372	1,181,615
Non-Current Assets
Capital assets	1,064,005	1,078,133	1,075,512
Other	34,774	27,856	37,760
Future income taxes	5,786	89,004	54,034
	1,104,565	1,194,993	1,167,306
Total Assets	$2,512,982	$2,100,365	$2,348,921

Current Liabilities
Bank indebtedness	$-	$-	$-
Accounts payable and accrued charges	$204,541	$187,196	$239,908
Income and other taxes payable	114,450	13,572	90,656
Current portion of long-term debt	-	14,286	14,286
	318,991	215,054	344,850
Long-Term Liabilities
Long-term debt	292,902	489,123	393,053
Preferred shares	-	-	-
Future income taxes	228,935	227,404	221,381
	521,837	716,527	614,434
Shareholders' Equity
Common shares	378,283	365,573	384,093
Contributed surplus	3,086	1,027	1,489
Retained earnings	1,215,599	738,892	923,530
Cumulative translation adjustment	75,186	63,292	80,525
	1,672,154	1,168,784	1,389,637
Percentage of Long-Term Debt to Total Capitalization	24%	27%	28%
Total Liabilities and Shareholders' Equity	$2,512,982	$2,100,365	$2,348,921

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)	Exhibit 13.1	Page 13

(thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2004. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section
3860 "Financial Instruments - Disclosure and Presentation". Adoption of this new accounting standard had no impact on 2005 financial position or results. However, for comparative periods presented, the Company's preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $1.4 million and $6.8 million in the three months and nine months ended September 30, 2004, respectively, have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 "Consolidation of Variable Interest
Entities". The effect of adoption was not material to the consolidated financial statements.

2. Pension cost attributable to the Company's pension plans is as follows:

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Defined benefit plans	$2,492	$2,386	$2,109	$7,348	$7,015
Defined contribution plans	1,010	913	947	3,251	2,707
	$3,502	$3,299	$3,056	$10,599	$9,722

3. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

4. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period.
A portion of the performance units are accounted for as liabilities due to a cash settlement feature. The fair value of the grants is being amortized to compensation expense over the vesting period. In addition, the mark-to-market adjustment of the liability is also charged to compensation expense each period. Compensation expense of $2,300, $523, and $366 has been recorded in the three month periods ended
September 30 and June 30, 2005 and September 30, 2004, respectively. Compensation expense of $3,281 and $661 has been recorded in the nine month periods ended September 30, 2005 and 2004, respectively.

The following table summarizes information on share capital and related matters at September 30, 2005:

	Outstanding	Vested
Common shares	48,036,319
Common shares - year-to-date weighted average	48,786,256
Common share stock options	192,525	190,857
Restricted shares	210,003	-
Performance units	242,766	-

The Company issued 176,645 common shares in the quarter ended September 30, 2005, and 301,800 and 530,035 common shares in the quarters ended, June 30, 2005 and September 30, 2004, respectively, as a result of option exercises. In addition, the Company issued
38,499 and 84,847 shares of restricted stock in the quarters ended September 30, 2005 and 2004, respectively and 98,031, 12,000 and
55,940 performance units in the quarters ended September 30, 2005, June 30, 2005, and September 30, 2004, respectively.

In March 2005, the Company filed a normal course issuer bid which entitles the Company to repurchase approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All share repurchases will be made on the open market at the market price at the time of the purchase. All shares purchased under the bid will be cancelled. During the quarters ended September 30, June 30 and March 31, 2005, 258,500, 2,199,400 and 294,000 common shares were purchased for $11.6, $104.9 and $16.3 million, respectively.

5. In the third quarter 2005, the Company purchased for cancellation $2.9 million of the 8.75% Senior Notes due June 1, 2013, on the open
market. The debt repayments resulted in a loss of approximately $0.7 million.	Exhibit 13.1	Page 14

In the second quarter 2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1,
2009, including prepayment of $57.1 million, and purchased for cancellation $41.2 million of the 8.75% unsecured notes due June 1, 2013 and CDN $2.0 million of the 7.8% Debentures due December 1, 2006, on the open market. The debt repayments resulted in a loss of approximately $10.2 million.

In October 2005, the Company announced the redemption in full of the CDN $98 million balance outstanding of the 7.8% Debentures due
December 1, 2006, and purchased for cancellation $5.7 million of the 8.75% unsecured notes due June 1, 2013, on the open market. The debt repayments will result in a loss of approximately $4.7 million which will be recognized in the fourth quarter of 2005.

6. The Company is organized and managed as a single business segment, being steel products, and is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Sales
Canada	$260,096	$199,105	$167,560	$667,845	$536,059
United States	445,069	442,758	499,152	1,450,029	1,136,987
	$705,165	$641,863	$666,712	$2,117,874	$1,673,046

			Sept 30	Sept 30	December 31
			2005	2004	2004
Capital Assets
Canada			$212,643	$206,547	$216,254
United States			851,362	871,586	859,258
			$1,064,005	$1,078,133	$1,075,512

	For the Three Months Ended			For the Nine Months Ended
	Sept 30	Sept 30	June 30	Sept 30	Sept 30
	2005	2004	2005	2005	2004
Sales information by product group is as follows:
Steel mill products	$366,160	$411,331	$434,403	$1,286,710	$1,030,047
Tubular products	339,005	230,532	232,309	831,164	642,999
	$705,165	$641,863	$666,712	$2,117,874	$1,673,046

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.

7. Certain prior period amounts have been reclassified to conform with the current presentation.